UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of May, 2017

Commission File Number: 001-13464

TELECOM ARGENTINA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

This Form 6-K for Telecom Argentina S.A. contains:

Exhibit

1.	Joint Press Release of Telecom Argentina S.A. and Nortel Inversora S.A.
2.	Free Translation of the Preliminary Reorganization Agreement, dated March 31, 2017
3.	Annex I(A) to the Preliminary Reorganization Agreement
4.	Annex I(B) to the Preliminary Reorganization Agreement
5.	Annex I(C) to the Preliminary Reorganization Agreement
6.	Annex I(D) to the Preliminary Reorganization Agreement
7.	Annex II to the Preliminary Reorganization Agreement
8.	Annex III to the Preliminary Reorganization Agreement
9.	Annex IV to the Preliminary Reorganization Agreement
10.	Annex V to the Preliminary Reorganization Agreement

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: May 12, 2017	By:	/s/ Pedro G. Insussarry
		Name:	Pedro G. Insussarry
		Title:	Responsible for Market Relations

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